

Mail Stop 4631

March 2, 2017

Via E-mail
Mr. Jeffrey M. Stutz
Chief Financial Officer
Herman Miller, Inc.
855 East Main Ave
Zeeland, MI 49464

> **Re: Herman Miller, Inc.**
> **Form 10-K**
> **Filed July 26, 2016**
> **File No. 1-15141**

Dear Mr. Stutz:

We have read your response dated February 17, 2017, and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended May 28, 2016

Controls and Procedures, page 82

1. We have read your response to comment 2 in our letter dated February 3, 2017. You indicate that the ERP implementation at DWR did not materially affect your internal controls over financial reporting nor did it result in a material change in internal controls over financial reporting. However, based on your response and notwithstanding that the order disruptions resulting from the implementation may not have impacted your evaluation of the effectiveness of the related controls, it is unclear to us how the actual implementation of the ERP would not constitute a material change in internal control over financial reporting during the quarter ended November 28, 2015. Please tell us if an ERP system was already implemented or is being implemented in other business units, if the current ERP implementation only impacts DWR, confirm that the business disruption only related to DWR and tell us how you considered all of these factors in determining that the implementation of the ERP system does not constitute a material change in internal control over financial reporting under Item 308(c) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3854 with any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction